July 9, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Registration Statement on Form 10-12G
           Filed January 25, 2019
           File No. 000-56019

Dear Mr. Moody:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery